

October 21, 2013

<u>Via E-Mail</u>
Michael L. Weiner, Esq.
Dorsey & Whitney LLP
1400 Wewatta Street, Suite 400
Denver, CO 80202

   Re: **Kimber Resources Inc.**
      Schedule 14D-9
      Filed October 11, 2013
      File No. 5-81581

Dear Mr. Weiner:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Schedule 14D-9</u>

<u>General</u>

1. We note that the Schedule 14D-9 was filed with the incorrect EDGAR tag of "14D-9F," rather than "14D-9." Please file any future amendments with the correct EDGAR tag "14D-9/A."

2. Please confirm that Kimber Resources will file its annual report on Form 20-F for the fiscal year ended June 30, 2013.

Directors' Circular

The Fairness Opinion, page 12

3. Please advise us as to what consideration was given to summarizing the valuation analysis of Primary Capital, given that it appears to be a reason for recommending the offer. Refer to Item 8 of Schedule 14D-9 and Item 1011(c) of Regulation M-A.

Background to the Offer, page 12

4. Please revise to describe the substance of the discussions at each meeting or negotiation and include any discussions with Kimber's management or the board.

Ownership of Securities of Kimber, page 26

5. Please revise to include the shares owned by Invecture Group and MMCAP.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions